UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated January 13, 2025

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Other events

Disposal of subsidiaries

On December 31, 2024, Integrated Media Technology Limited ("IMTE" or "Company"), entered into Sales and Purchase Agreements ("SP Agreements") with a third party to conditionally dispose 100% equity interest in Itana Holdings Limited, IMTE Malaysia Sdn. Bhd., and Itana Energy Pty Ltd ("Itana Energy") and 60% equity interest in Ouction Digital Limited ("Ouction") for total proceeds of US$3,800 ("Consideration"). As part of the disposal of Itana Energy and Ouction ("Disposed Entities"), the Company shall receive a royalty of 1.5% to 2.8% of the gross revenue recorded in these Disposed Entities for the next 3 years.

These SP Agreements were ratified by the Board of Directors and closed on January 13, 2025.

With these disposals, the Company streamlined its organization structure and disposed of its new energy and digital market businesses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 20, 2025

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer